SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 2, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Successful Completion of Warrant Program; Current Outstanding
     On August 27, 2010, Navios Maritime Acquisition Corporation (the “Company”) successfully completed its warrant program under which holders of its publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms. On September 2, 2010, following the expiration of the guaranteed delivery period, the Company filed an Amendment No. 4 to its Schedule TO with respect to such warrant program, reflecting the results of such warrant program. Also on September 2, 2010, the Company issued a press release announcing the successful completion and results of the warrant program. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. In addition, following the successful completion of the warrant program, Navios Maritime Holdings Inc. and Angeliki Frangou exercised 13,835,000 of privately issued warrants for the cash exercise price of $5.65 per share, and the remaining 90,000 privately issued warrants were also exercised, 75,000 of which were on a cashless basis.
     As a result of the warrant program and subsequent warrant exercises, as of September 1, 2010, the Company had outstanding 40,015,654 shares of common stock and 6,037,994 Public Warrants.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: September 2, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated September 2, 2010.